Exhibit 99.1
CONSOLIDATED BALANCE SHEETS

		As at
		September 30,	December 31,
(UNAUDITED) (Cdn$ millions)	Notes	2021	2020
ASSETS
Cash		22.0	8.8
Accounts receivable		307.2	200.5
Prepaids and deposits		28.3	22.7
Derivative asset	19	69.9	46.7
Total current assets		427.4	278.7
Derivative asset	19	144.4	195.7
Other long-term assets		6.4	18.2
Exploration and evaluation	4, 5	71.7	86.4
Property, plant and equipment	5, 6	7,510.0	4,372.0
Right-of-use asset	9	93.7	103.7
Goodwill	7	211.5	223.3
Deferred income tax		766.4	1,367.9
Total assets		9,231.5	6,645.9
LIABILITIES
Accounts payable and accrued liabilities		415.4	310.3
Dividends payable		19.0	1.3
Current portion of long-term debt	8	280.0	221.6
Derivative liability	19	223.2	42.2
Other current liabilities		98.8	93.8
Total current liabilities		1,036.4	669.2
Long-term debt	8	1,929.9	2,038.0
Derivative liability	19	22.6	3.2
Other long-term liabilities		26.5	17.3
Lease liability	9	118.8	130.1
Decommissioning liability	10	763.2	965.3
Total liabilities		3,897.4	3,823.1
SHAREHOLDERS’ EQUITY
Shareholders’ capital	11	16,723.0	16,451.5
Contributed surplus		17.6	19.7
Deficit	12	(11,944.4)	(14,166.1)
Accumulated other comprehensive income		537.9	517.7
Total shareholders' equity		5,334.1	2,822.8
Total liabilities and shareholders' equity		9,231.5	6,645.9
Commitments (Note 20)
See accompanying notes to the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	1

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(UNAUDITED) (Cdn$ millions, except per share and shares outstanding amounts)		Three months ended September 30		Nine months ended September 30
	Notes	2021	2020	2021	2020
REVENUE AND OTHER INCOME
Oil and gas sales	22	826.7	437.0	2,306.1	1,244.4
Purchased product sales		12.7	0.1	24.0	12.7
Royalties		(101.5)	(55.8)	(294.0)	(159.3)
Oil and gas revenue		737.9	381.3	2,036.1	1,097.8
Commodity derivative gains (losses)	14, 19	(110.3)	(5.6)	(459.5)	251.0
Other income	15	8.8	—	88.9	306.9
		636.4	375.7	1,665.5	1,655.7
EXPENSES
Operating		157.7	136.6	471.1	425.7
Purchased product		13.2	0.4	24.9	11.8
Transportation		30.6	24.3	87.9	77.7
General and administrative		23.8	16.8	69.2	64.7
Interest	16	19.5	30.3	69.8	76.2
Foreign exchange (gain) loss	17	9.6	4.5	6.4	(7.0)
Share-based compensation		7.2	7.1	20.8	(2.2)
Depletion, depreciation and amortization	4, 6, 9	217.7	149.9	566.4	569.0
Impairment (impairment reversal)	6	—	—	(2,514.4)	3,557.8
Accretion and financing	9, 10	5.3	4.3	16.3	16.0
		484.6	374.2	(1,181.6)	4,789.7
Net income (loss) before tax		151.8	1.5	2,847.1	(3,134.0)

Tax expense (recovery)
Current		—	0.2	—	0.2
Deferred		74.3	0.8	604.6	(665.5)
Net income (loss)		77.5	0.5	2,242.5	(2,468.7)

Other comprehensive income (loss)
Items that may be subsequently reclassified to profit or loss
Foreign currency translation of foreign operations		35.1	(19.4)	20.2	60.7
Comprehensive income (loss)		112.6	(18.9)	2,262.7	(2,408.0)

Net income (loss) per share
Basic		0.13	—	3.97	(4.67)
Diluted		0.13	—	3.93	(4.67)

Weighted average shares outstanding
Basic		581,984,263	529,729,877	564,859,023	529,105,944
Diluted		587,056,165	532,946,298	570,652,779	529,105,944
See accompanying notes to the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	2

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(UNAUDITED) (Cdn$ millions, except per share amounts)	Notes	Shareholders’ capital	Contributed surplus	Deficit	Accumulated other comprehensive income	Total shareholders’ equity
December 31, 2020		16,451.5	19.7	(14,166.1)	517.7	2,822.8
Issued on capital acquisitions	5	264.5				264.5
Redemption of restricted shares	11	7.2	(7.4)	1.0		0.8
Share issue costs, net of tax		(0.3)				(0.3)
Share-based compensation	18		5.4			5.4
Stock options exercised	18	0.1	(0.1)			—
Net income (loss)				2,242.5		2,242.5
Dividends ($0.0375 per share)				(21.8)		(21.8)
Foreign currency translation adjustment					20.2	20.2
September 30, 2021		16,723.0	17.6	(11,944.4)	537.9	5,334.1

December 31, 2019		16,449.0	35.1	(11,636.9)	495.5	5,342.7
Redemption of restricted shares		13.1	(13.2)	0.1		—
Common shares repurchased		(12.7)				(12.7)
Share-based compensation			(2.1)			(2.1)
Net income (loss)				(2,468.7)		(2,468.7)
Dividends ($0.0150 per share)				(8.0)		(8.0)
Foreign currency translation adjustment					60.7	60.7
September 30, 2020		16,449.4	19.8	(14,113.5)	556.2	2,911.9
See accompanying notes to the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	3

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three months ended September 30		Nine months ended September 30
(UNAUDITED) (Cdn$ millions)	Notes	2021	2020	2021	2020
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net income (loss)		77.5	0.5	2,242.5	(2,468.7)
Items not affecting cash
Other (income) loss	15	(10.3)	1.2	(87.8)	(302.8)
Deferred tax expense (recovery)		74.3	0.8	604.6	(665.5)
Share-based compensation		1.5	2.0	4.9	(2.7)
Depletion, depreciation and amortization	4, 6, 9	217.7	149.9	566.4	569.0
Impairment (impairment reversal)	6	—	—	(2,514.4)	3,557.8
Accretion	10	3.7	2.6	11.4	10.6
Unrealized (gains) losses on derivatives	19	3.2	116.3	228.5	(73.0)
Translation of US dollar long-term debt	17	53.7	(49.4)	(20.0)	75.8
Realized (gain) loss on cross currency swap maturity	17	(27.8)	11.7	(3.9)	(51.7)
Decommissioning expenditures	10	(3.0)	(1.3)	(11.3)	(10.6)
Change in non-cash working capital	21	23.7	(14.8)	(17.5)	(22.8)
		414.2	219.5	1,003.4	615.4
INVESTING ACTIVITIES
Development capital and other expenditures	4, 6	(198.1)	(102.8)	(433.2)	(517.2)
Capital acquisitions	5	(0.9)	—	(672.7)	(1.4)
Capital dispositions	5	3.8	0.9	98.9	509.3
Other long-term assets		21.9	—	21.9	—
Change in non-cash working capital	21	61.6	15.9	40.8	(90.7)
		(111.7)	(86.0)	(944.3)	(100.0)
FINANCING ACTIVITIES
Issue of shares, net of issue costs		(0.2)	—	(0.6)	(0.1)
Common shares repurchased	11	—	—	—	(12.7)
Increase (decrease) in bank debt, net	21	(305.9)	(134.0)	188.3	(341.8)
Repayment of senior guaranteed notes	21	—	—	(217.6)	(224.4)
Realized gain (loss) on cross currency swap maturity	17, 21	27.8	(11.7)	3.9	51.7
Payments on principal portion of lease liability	9, 21	(5.4)	(5.2)	(15.6)	(24.8)
Cash dividends	21	(19.0)	(1.3)	(21.8)	(8.0)
Change in non-cash working capital	21	17.5	—	17.7	(4.0)
		(285.2)	(152.2)	(45.7)	(564.1)
Impact of foreign currency on cash balances		0.3	(0.3)	(0.2)	0.4
INCREASE (DECREASE) IN CASH		17.6	(19.0)	13.2	(48.3)
CASH AT BEGINNING OF PERIOD		4.4	27.6	8.8	56.9
CASH AT END OF PERIOD		22.0	8.6	22.0	8.6
See accompanying notes to the consolidated financial statements.

Supplementary Information:

Cash taxes paid	—	—	—	(0.2)
Cash interest paid	(7.0)	(4.3)	(56.2)	(58.1)

CRESCENT POINT ENERGY CORP.	4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2021 (UNAUDITED)
1.STRUCTURE OF THE BUSINESS
The principal undertaking of Crescent Point Energy Corp. (the “Company” or “Crescent Point”) is to carry on the business of acquiring, developing and holding interests in petroleum and natural gas properties and assets related thereto through a general partnership and wholly owned subsidiaries.
Crescent Point is the ultimate parent and is amalgamated in Alberta, Canada under the Alberta Business Corporations Act. The address of the principal place of business is 2000, 585 - 8th Ave S.W., Calgary, Alberta, Canada, T2P 1G1.
These interim consolidated financial statements were approved and authorized for issue by the Company's Board of Directors on October 27, 2021.
2.BASIS OF PREPARATION
These interim consolidated financial statements are presented under International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). These interim consolidated financial statements have been prepared in accordance with IFRS applicable to the preparation of interim consolidated financial statements, including International Accounting Standard (“IAS”) 34 Interim Financial Reporting and have been prepared following the same accounting policies as the annual consolidated financial statements for the year ended December 31, 2020. Certain information and disclosures included in the notes to the annual consolidated financial statements are condensed herein or are disclosed on an annual basis only. Accordingly, these interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2020.
The policies applied in these consolidated financial statements are based on IFRS issued and outstanding as of October 27, 2021, the date the Board of Directors approved the statements.
The Company’s presentation currency is Canadian dollars and all amounts reported are Canadian dollars unless noted otherwise. References to “US$” are to United States ("U.S.") dollars.
a)Use of estimates and judgments
Oil and gas activities
The Company conducted an analysis of its cash-generating units ("CGUs") to determine if their composition was still reflective of the Company's core operating areas after major property acquisitions and dispositions in the first half of 2021. The Company conducted its analysis on July 1, 2021, and determined that its Dodsland Viking assets better align with the Southwest Saskatchewan CGU. Previously, these assets were included in the Southern Alberta CGU, now referred to as the Alberta CGU. At the time of realignment, the Company estimated recoverable amounts of its new CGUs and compared them to the recoverable amounts of its previous CGUs and the respective carrying amounts and noted that no incremental impairment or impairment reversal would arise as a result of the realignment.
3. CHANGES IN ACCOUNTING POLICIES
Future accounting policy changes:
•IAS 38 Intangible Assets - In March 2021, the IFRS Interpretations Committee met and made a decision on how to recognize costs in relation to the configuration or customization of application software. The Company is currently reviewing to determine the impact, if any, the standard will have on the consolidated financial statements.

CRESCENT POINT ENERGY CORP.	5

4.EXPLORATION AND EVALUATION ASSETS

($ millions)	September 30, 2021	December 31, 2020
Exploration and evaluation assets at cost	1,639.8	1,736.1
Accumulated amortization	(1,568.1)	(1,649.7)
Net carrying amount	71.7	86.4

Reconciliation of movements during the period
Cost, beginning of period	1,736.1	1,848.1
Accumulated amortization, beginning of period	(1,649.7)	(1,602.6)
Net carrying amount, beginning of period	86.4	245.5

Net carrying amount, beginning of period	86.4	245.5
Acquisitions through business combinations	18.6	1.3
Additions	44.9	108.2
Dispositions	(5.4)	(0.2)
Transfers to property, plant and equipment	(31.3)	(198.0)
Amortization	(41.4)	(71.9)
Foreign exchange	(0.1)	1.5
Net carrying amount, end of period	71.7	86.4
Impairment test of exploration and evaluation assets
There were no indicators of impairment at September 30, 2021.

CRESCENT POINT ENERGY CORP.	6

5.CAPITAL ACQUISITIONS AND DISPOSITIONS
In the nine months ended September 30, 2021, the Company incurred $12.2 million (nine months ended September 30, 2020 - $5.4 million) of transaction costs related to acquisitions through business combinations and dispositions that were recorded as general and administrative expenses.
a) Major property acquisitions and dispositions
Kaybob Duvernay acquisition
On April 1, 2021, the Company closed the acquisition of Shell Canada Energy's Kaybob Duvernay assets in Alberta for total consideration of $935.9 million, consisting of $671.4 million in cash and the issuance of 50.0 million common shares.
Oil and gas sales and oil and gas sales less royalties, transportation and operating expenses from the acquisition date to September 30, 2021 includes $327.9 million and $255.9 million, respectively, attributable to the Kaybob Duvernay acquisition. Had the business combination occurred on January 1, 2021, estimated oil and gas sales of $457.9 million and oil and gas sales less royalties, transportation and operating expenses of $358.9 million would have been recognized for the period ended September 30, 2021. This pro-forma information is not necessarily indicative of the results should the acquisition have actually occurred on January 1, 2021.
Southeast Saskatchewan disposition
In the second quarter of 2021, the Company disposed of its remaining non-core southeast Saskatchewan conventional assets for consideration of $85.9 million. These assets had a net carrying value of $11.9 million, resulting in a gain of $74.0 million.
b) Minor property acquisitions and dispositions
In the nine months ended September 30, 2021, the Company completed minor property acquisitions and dispositions for net consideration of $11.8 million. These assets had a net carrying value of $27.4 million, resulting in a loss of $15.6 million.

($ millions)	Kaybob Duvernay Acquisition	Southeast Saskatchewan Disposition	Other minor dispositions, net
Cash	(671.4)	85.9	11.8
Common shares	(264.5)	—	—
Consideration (paid) received	(935.9)	85.9	11.8

Exploration and evaluation	18.5	—	(5.3)
Property, plant and equipment	947.0	(219.6)	(22.6)
Goodwill	—	(10.6)	(1.2)
Decommissioning liability	(29.6)	218.3	1.7
Fair value of net assets acquired (Carrying value of net assets disposed)	935.9	(11.9)	(27.4)

Gain (loss) on capital dispositions	—	74.0	(15.6)

CRESCENT POINT ENERGY CORP.	7

6.PROPERTY, PLANT AND EQUIPMENT

($ millions)	September 30, 2021	December 31, 2020
Development and production assets	23,026.1	23,584.1
Corporate assets	122.5	120.7
Property, plant and equipment at cost	23,148.6	23,704.8
Accumulated depletion, depreciation and impairment	(15,638.6)	(19,332.8)
Net carrying amount	7,510.0	4,372.0

Reconciliation of movements during the period
Development and production assets
Cost, beginning of period	23,584.1	23,038.6
Accumulated depletion and impairment, beginning of period	(19,265.2)	(15,251.0)
Net carrying amount, beginning of period	4,318.9	7,787.6

Net carrying amount, beginning of period	4,318.9	7,787.6
Acquisitions through business combinations	948.4	0.2
Additions	378.4	504.2
Dispositions	(243.6)	(28.0)
Transfers from exploration and evaluation assets	31.3	198.0
Depletion	(505.1)	(611.6)
Impairment reversal (impairment)	2,514.4	(3,557.8)
Foreign exchange	18.8	26.3
Net carrying amount, end of period	7,461.5	4,318.9

Cost, end of period	23,026.1	23,584.1
Accumulated depletion and impairment, end of period	(15,564.6)	(19,265.2)
Net carrying amount, end of period	7,461.5	4,318.9

Corporate assets
Cost, beginning of period	120.7	117.2
Accumulated depreciation, beginning of period	(67.6)	(63.2)
Net carrying amount, beginning of period	53.1	54.0

Net carrying amount, beginning of period	53.1	54.0
Additions	1.8	3.5
Depreciation	(6.4)	(4.4)
Net carrying amount, end of period	48.5	53.1

Cost, end of period	122.5	120.7
Accumulated depreciation, end of period	(74.0)	(67.6)
Net carrying amount, end of period	48.5	53.1
Direct general and administrative costs capitalized by the Company during the nine months ended September 30, 2021 were $33.1 million (year ended December 31, 2020 - $37.7 million), including $10.6 million of share-based compensation costs (year ended December 31, 2020 - $5.4 million).

CRESCENT POINT ENERGY CORP.	8

Impairment test of property, plant and equipment ("PP&E")
At September 30, 2021, there were no indicators of impairment or impairment reversal.
2021 Impairment Reversal
At June 30, 2021, the significant increase in forecast benchmark commodity prices and the increase in the Company's market capitalization since the last impairment test at March 31, 2020 were indicators of impairment reversal. As a result, a test for impairment reversal was conducted and the Company prepared estimates of future cash flows to determine the recoverable amount of the respective assets.
The following table outlines the forecast benchmark commodity prices and the exchange rate used in the impairment calculation of PP&E at June 30, 2021:

	2021 (1)	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031 (3)
WTI ($US/bbl) (2)	71.33	67.20	63.95	63.23	64.50	65.79	67.10	68.44	69.81	71.21	72.63
Exchange Rate ($US/$Cdn)	0.803	0.802	0.800	0.800	0.800	0.800	0.800	0.800	0.800	0.800	0.800
WTI ($Cdn/bbl)	88.83	83.79	79.94	79.04	80.63	82.24	83.88	85.55	87.26	89.01	90.79
AECO ($Cdn/mmbtu) (2)	3.46	3.13	2.72	2.71	2.76	2.82	2.88	2.94	2.99	3.05	3.12
(1)Effective July 1, 2021.
(2)The forecast benchmark commodity prices listed above are adjusted for quality differentials, heat content, distance to market and other factors in performing the impairment tests.
(3)Forecast benchmark commodity prices are assumed to increase by 2.0% in each year after 2031 to the end of the reserve life. Exchange rates are assumed to be constant at 0.800.
At June 30, 2021, the Company determined that the recoverable amount of the Southeast Saskatchewan, Southwest Saskatchewan, Southern Alberta, and Northern U.S. CGUs exceeded their carrying amount. The full amounts of the impairment reversals were attributed to PP&E and, as a result, impairment reversals of $2.51 billion were recognized in net income. The impairment reversal was due to the significant increase in forecast benchmark commodity prices used in impairment testing at June 30, 2021 compared to March 31, 2020.
At September 30, 2021, the after tax impairment that can be reversed in future periods for each CGU, net of depletion had no impairment loss been recognized in prior periods, were $1.79 billion for Southeast Saskatchewan, $1.21 billion for Southwest Saskatchewan, $243.4 million for Alberta, and $55.4 million for Northern U.S.
The following table summarizes the impairment reversal for the six months ended June 30, 2021 by CGU:

CGU ($ millions, except %)	Operating segment	Recoverable amount	Discount rate	Impairment reversal	Impairment reversal, net of tax
Southeast Saskatchewan	Canada	2,941.0	15.00%	917.7	688.1
Southwest Saskatchewan	Canada	1,422.6	15.00%	604.1	453.0
Southern Alberta (1)	Canada	1,911.9	15.00%	555.6	416.6
Northern U.S.	U.S.	861.9	15.00%	437.0	326.0
Total impairment reversal		7,137.4		2,514.4	1,883.7
(1) Subsequently referred to as the Alberta CGU. See Note 2 - “Basis of Preparation” for additional information.
Changes in any of the key judgments, such as a revision in reserves, changes in forecast benchmark commodity prices, foreign exchange rates, discount rates, capital or operating costs would impact the recoverable amounts of assets and any recoveries or impairment charges would affect net income. The following sensitivities show the resulting impact on income before tax of the changes in discount rate and forecast benchmark commodity price estimates at June 30, 2021, with all other variables held constant:

CGU	Discount Rate		Commodity Prices
($ millions)	Increase 1%	Decrease 1%	Increase 5%	Decrease 5%
Southeast Saskatchewan	(181.1)	199.2	350.7	(349.9)
Southwest Saskatchewan	(89.1)	97.9	183.4	(182.7)
Southern Alberta (1)	(89.4)	97.2	189.9	(190.3)
Northern U.S.	(57.1)	62.9	124.0	(124.1)
Increase (decrease)	(416.7)	457.2	848.0	(847.0)
(1) Subsequently referred to as the Alberta CGU. See Note 2 - “Basis of Preparation” for additional information.
The movement in the deferred tax asset was primarily a result of the impairment reversal recognized during the six months ended June 30, 2021. Deferred tax assets are recognized to the extent of expected utilization of tax attributes, based on estimated undiscounted future cashflows included in the Company's independent reserve report.

CRESCENT POINT ENERGY CORP.	9

2020 Impairment
At March 31, 2020, the Company determined that the carrying amount of the Southeast Saskatchewan, Southwest Saskatchewan, Northern U.S., and Southern Alberta CGUs exceeded their recoverable amount. The full amount of the impairments were attributed to PP&E and, as a result, impairment losses of $3.56 billion were recorded in net income. The impairment loss was due to the significant decrease in forecast benchmark commodity prices used in impairment testing at March 31, 2020 compared to December 31, 2019.
The following table summarizes the impairment expense for the three months ended March 31, 2020 by CGU:

CGU ($ millions, except %)	Operating segment	Recoverable amount	Discount rate	Impairment	Impairment, net of tax
Southeast Saskatchewan	Canada	2,500.0	15.00%	1,726.1	1,286.7
Southwest Saskatchewan	Canada	940.9	15.00%	866.7	646.1
Northern U.S.	U.S.	465.8	15.00%	549.7	410.0
Southern Alberta (1)	Canada	489.2	15.00%	415.3	309.6
Total impairment		4,395.9		3,557.8	2,652.4
(1) Subsequently referred to as the Alberta CGU. See Note 2 - “Basis of Preparation” for additional information.
7.GOODWILL

($ millions)	September 30, 2021	December 31, 2020
Goodwill, beginning of period	223.3	230.9
Southeast Saskatchewan asset disposition	(10.6)	—
Saskatchewan gas infrastructure asset disposition	—	(6.4)
Other dispositions	(1.2)	(1.2)
Goodwill, end of period	211.5	223.3
Goodwill has been assigned to the Canadian operating segment.
8.LONG-TERM DEBT

($ millions)	September 30, 2021	December 31, 2020
Bank debt (1)	560.6	388.2
Senior guaranteed notes (2)	1,649.3	1,871.4
Long-term debt	2,209.9	2,259.6
Long-term debt due within one year	280.0	221.6
Long-term debt due beyond one year	1,929.9	2,038.0
(1)The Company has London Inter-bank Offered Rate ("LIBOR") loans under its bank credit facilities. The US dollar amounts of the LIBOR loans were fixed for purposes of interest and principal repayments. At September 30, 2021, the total notional amount due upon bank debt maturity was $559.2 million (December 31, 2020 - $399.1 million). The Interest Rate Benchmark Reform Phase II amendments, effective January 1, 2021, is not expected to have a financial impact on the Company's results. Upon cessation of LIBOR rates, the Company will transition to alternative benchmark rates.
(2)The Company entered into cross currency swaps ("CCS") and a foreign exchange swap concurrent with the issuance of the US dollar senior guaranteed notes to fix the US dollar amount of the notes for the purpose of principal repayment at Canadian dollar notional amounts. At September 30, 2021, the total notional principal due on the maturity of the senior guaranteed notes was $1.47 billion (December 31, 2020 - $1.66 billion) of which $224.1 million (December 31, 2020 - $185.3 million) was due within one year.
Bank debt
The Company has combined facilities of $3.00 billion, including a $2.90 billion syndicated unsecured credit facility with fourteen banks and a $100.0 million unsecured operating credit facility with one Canadian chartered bank. The current maturity dates of the facilities is October 25, 2023. Both of these facilities constitute revolving credit facilities and are extendible annually.
The credit facilities bear interest at the applicable market rate plus a margin based on a sliding scale ratio of the Company's senior debt to earnings before interest, taxes, depletion, depreciation, amortization, impairment and impairment reversals, adjusted for payments on lease liability and certain non-cash items including unrealized derivatives, translation of US dollar long-term debt, equity-settled share-based compensation expense and accretion and financing expense ("adjusted EBITDA").
The credit facilities and senior guaranteed notes have covenants which restrict the Company's ratio of senior debt to adjusted EBITDA to a maximum of 3.5:1.0, the ratio of total debt to adjusted EBITDA to a maximum of 4.0:1.0 and the ratio of senior debt to capital, adjusted for certain non-cash items as noted above, to a maximum of 0.55:1.0. The Company was in compliance with all debt covenants at September 30, 2021.
The Company had letters of credit in the amount of $1.5 million outstanding at September 30, 2021 (December 31, 2020 - $10.4 million).

CRESCENT POINT ENERGY CORP.	10

Senior guaranteed notes
At September 30, 2021, the Company has senior guaranteed notes of US$1.12 billion and Cdn$220.0 million outstanding. The notes are unsecured and rank pari passu with the Company's bank credit facilities and carry a bullet repayment on maturity. The senior guaranteed notes have financial covenants similar to those of the combined credit facilities described above. The Company's senior guaranteed notes are detailed below:

Principal ($ millions)	Coupon Rate	Hedged Equivalent (1) (Cdn$ millions)	Interest Payment Dates	Maturity Date	Financial statement carrying value
					September 30, 2021	December 31, 2020
Cdn$50.0	5.53%	—	October 14 and April 14	April 14, 2021	—	50.0
US$82.0	5.13%	—	October 14 and April 14	April 14, 2021	—	104.6
US$52.5	3.29%	—	December 20 and June 20	June 20, 2021	—	67.0
Cdn$25.0	4.76%	25.0	November 22 and May 22	May 22, 2022	25.0	25.0
US$200.0	4.00%	199.1	November 22 and May 22	May 22, 2022	255.0	255.1
US$61.5	4.12%	80.3	October 11 and April 11	April 11, 2023	78.4	78.4
Cdn$80.0	3.58%	80.0	October 11 and April 11	April 11, 2023	80.0	80.0
Cdn$10.0	4.11%	10.0	December 12 and June 12	June 12, 2023	10.0	10.0
US$270.0	3.78%	274.7	December 12 and June 12	June 12, 2023	344.3	344.4
Cdn$40.0	3.85%	40.0	December 20 and June 20	June 20, 2024	40.0	40.0
US$257.5	3.75%	276.4	December 20 and June 20	June 20, 2024	328.3	328.4
US$82.0	4.30%	107.0	October 11 and April 11	April 11, 2025	104.6	104.6
Cdn$65.0	3.94%	65.0	October 22 and April 22	April 22, 2025	65.0	65.0
US$230.0	4.08%	291.1	October 22 and April 22	April 22, 2025	293.3	293.4
US$20.0	4.18%	25.3	October 22 and April 22	April 22, 2027	25.4	25.5
Senior guaranteed notes		1,473.9			1,649.3	1,871.4
Senior guaranteed notes due within one year					280.0	221.6
Senior guaranteed notes due beyond one year					1,369.3	1,649.8
(1)Includes underlying derivatives which manage the Company's foreign exchange exposure on its US dollar senior guaranteed notes. The Company considers this to be the economic amount due at maturity instead of the financial statement carrying amount.
Concurrent with the issuance of US$1.09 billion senior guaranteed notes, the Company entered into CCS to manage the Company's foreign exchange risk. The CCS fix the US dollar amount of the notes for purposes of interest and principal repayments at a notional amount of $1.22 billion. Concurrent with the issuance of US$30.0 million senior guaranteed notes, the Company entered a foreign exchange swap which fixed the principal repayment at a notional amount of $32.2 million. See Note 19 - “Financial Instruments and Derivatives” for additional information.

CRESCENT POINT ENERGY CORP.	11

9.LEASES
Right-of-use asset

($ millions)	Office (1)	Fleet Vehicles	Other	Total
Right-of-use asset at cost	121.5	23.0	12.0	156.5
Accumulated depreciation	(41.4)	(15.1)	(6.3)	(62.8)
Net carrying amount	80.1	7.9	5.7	93.7

Reconciliation of movements during the period
Cost, beginning of period	121.0	20.4	11.6	153.0
Accumulated depreciation, beginning of period	(32.5)	(12.0)	(4.8)	(49.3)
Net carrying amount, beginning of period	88.5	8.4	6.8	103.7

Net carrying amount, beginning of period	88.5	8.4	6.8	103.7
Additions	0.6	2.6	0.4	3.6
Depreciation	(8.9)	(3.1)	(1.5)	(13.5)
Foreign exchange	(0.1)	—	—	(0.1)
Net carrying amount, end of period	80.1	7.9	5.7	93.7
(1)A portion of the Company's office space is subleased. During the nine months ended September 30, 2021, the Company recorded sublease income of $4.0 million (nine months ended September 30, 2020 - $4.2 million) as a component of other income.
Lease liability

($ millions)	September 30, 2021	December 31, 2020
Lease liability, beginning of period	156.5	181.2
Additions	3.6	4.8
Financing	4.9	7.1
Payments on lease liability	(20.5)	(37.1)
Lease modification	—	0.5
Lease liability, end of period	144.5	156.5
Expected to be incurred within one year	25.7	26.4
Expected to be incurred beyond one year	118.8	130.1
Some leases contain variable payments that are not included within the lease liability as they are based on amounts determined by the lessor annually and not dependent on an index or rate. For the nine months ended September 30, 2021, variable lease payments of $1.1 million were included in general and administrative expenses relating to property tax payments on office leases.
During the nine months ended September 30, 2021, the Company recorded $0.5 million in general and administrative expenses related to short-term leases and leases for low dollar value underlying assets.
The undiscounted cash flows relating to the lease liability are as follows:

($ millions)	September 30, 2021
1 year	26.0
2 to 3 years	44.5
4 to 5 years	35.8
More than 5 years	63.4
Total (1)	169.7
(1)Includes both the principal and amounts representing interest.

CRESCENT POINT ENERGY CORP.	12

10.DECOMMISSIONING LIABILITY
Upon retirement of its oil and gas assets, the Company anticipates substantial costs associated with decommissioning. The estimated cash flows have been discounted using a risk-free rate of 1.98 percent and a derived inflation rate of 1.73 percent (December 31, 2020 - risk-free rate of 1.21 percent and inflation rate of 1.49 percent).

($ millions)	September 30, 2021	December 31, 2020
Decommissioning liability, beginning of period	1,022.7	1,144.0
Liabilities incurred	10.0	17.2
Liabilities acquired through capital acquisitions	29.8	0.1
Liabilities disposed through capital dispositions	(220.1)	(31.1)
Liabilities settled (1)	(30.7)	(19.8)
Revaluation of acquired decommissioning liabilities (2)	35.9	0.3
Change in estimated future costs	8.6	(105.8)
Change in discount and inflation rate estimates	(63.1)	4.6
Accretion expense	11.4	13.6
Foreign exchange	—	(0.4)
Decommissioning liability, end of period	804.5	1,022.7
Expected to be incurred within one year	41.3	57.4
Expected to be incurred beyond one year	763.2	965.3
(1)Includes $19.4 million received from government subsidy programs during the nine months ended September 30, 2021 (year ended December 31, 2020 - $5.1 million).
(2)These amounts relate to the revaluation of acquired decommissioning liabilities at the end of the period using a risk-free discount rate. At the date of acquisition, acquired decommissioning liabilities are fair valued.
11.SHAREHOLDERS' CAPITAL
Crescent Point has an unlimited number of common shares authorized for issuance.

	September 30, 2021		December 31, 2020
	Number of shares	Amount ($ millions)	Number of shares	Amount ($ millions)
Common shares, beginning of period	530,035,922	16,707.6	529,399,923	16,705.1
Issued on capital acquisitions	50,000,000	264.5	—	—
Issued on redemption of restricted shares	1,872,783	7.2	2,801,599	15.2
Issued on exercise of stock options	96,115	0.1	—	—
Common shares repurchased	—	—	(2,165,600)	(12.7)
Common shares, end of period	582,004,820	16,979.4	530,035,922	16,707.6
Cumulative share issue costs, net of tax	—	(256.4)	—	(256.1)
Total shareholders’ capital, end of period	582,004,820	16,723.0	530,035,922	16,451.5
Normal Course Issuer Bid ("NCIB")
On March 5, 2021, the Company announced the approval by the Toronto Stock Exchange of its notice to implement a NCIB. The NCIB allows the Company to purchase, for cancellation, up to 26,462,509 common shares, or five percent of the Company's public float, as at February 26, 2021. The NCIB commenced on March 9, 2021 and is due to expire on March 8, 2022. The Company continues to evaluate returns to shareholders as market conditions permit in the context of its capital allocation framework, leverage targets and adjusted funds flow generation.

CRESCENT POINT ENERGY CORP.	13

12.DEFICIT

($ millions)	September 30, 2021	December 31, 2020
Accumulated earnings (deficit)	(4,305.6)	(6,548.1)
Accumulated gain on shares issued pursuant to DRIP (1) and SDP (2)	8.4	8.4
Accumulated tax effect on redemption of restricted shares	13.1	12.1
Accumulated dividends	(7,660.3)	(7,638.5)
Deficit	(11,944.4)	(14,166.1)
(1)Premium Dividend TM and Dividend Reinvestment Plan – suspended in 2015.
(2)Share Dividend Plan – suspended in 2015.
13.CAPITAL MANAGEMENT

($ millions)	September 30, 2021	December 31, 2020
Long-term debt (1)	2,209.9	2,259.6
Adjusted working capital deficiency (2)	108.8	93.4
Unrealized foreign exchange on translation of US dollar long-term debt	(179.9)	(203.8)
Net debt	2,138.8	2,149.2
Shareholders’ equity	5,334.1	2,822.8
Total capitalization	7,472.9	4,972.0
(1)Includes current portion of long-term debt.
(2)Adjusted working capital deficiency is calculated as accounts payable and accrued liabilities, dividends payable and long-term compensation liability net of equity derivative contracts, less cash, accounts receivable, prepaids and deposits and long-term investments.
The following table reconciles cash flow from operating activities to adjusted funds flow from operations for the nine months ended September 30, 2021 and September 30, 2020:

($ millions)	September 30, 2021	September 30, 2020
Cash flow from operating activities	1,003.4	615.4
Changes in non-cash working capital	17.5	22.8
Transaction costs	12.2	5.4
Decommissioning expenditures	11.3	10.6
Adjusted funds flow from operations	1,044.4	654.2
Crescent Point's objective for managing its capital structure is to maintain a strong balance sheet and capital base to provide financial flexibility, position the Company to fund future development projects and provide returns to shareholders.
Crescent Point manages its capital structure and short-term financing requirements using a measure not defined in IFRS, the ratio of net debt to adjusted funds flow from operations. Net debt to adjusted funds flow from operations is used to measure the Company's overall debt position and to measure the strength of the Company's balance sheet. Crescent Point's objective is to manage this metric to be well positioned to execute its business objectives during periods of volatile commodity prices. Crescent Point monitors this ratio and uses this as a key measure in making decisions regarding capital allocation priorities. The Company's net debt to adjusted funds flow from operations ratio for the trailing four quarters at September 30, 2021 was 1.7 times (December 31, 2020 - 2.5 times).
Crescent Point is subject to certain financial covenants on its credit facilities and senior guaranteed notes agreements and was in compliance with all financial covenants as at September 30, 2021. See Note 8 - "Long-term Debt" for additional information regarding the Company's financial covenant requirements.
Crescent Point retains financial flexibility with significant liquidity on its credit facilities and no material near-term debt maturities. The Company is continuously monitoring the commodity price environment and actively manages its counterparty exposure to mitigate credit losses and will make adjustments as needed to protect its balance sheet.
14.COMMODITY DERIVATIVE GAINS (LOSSES)

	Three months ended September 30		Nine months ended September 30
($ millions)	2021	2020	2021	2020
Realized gains (losses)	(88.2)	58.6	(245.6)	204.5
Unrealized gains (losses)	(22.1)	(64.2)	(213.9)	46.5
Commodity derivative gains (losses)	(110.3)	(5.6)	(459.5)	251.0

CRESCENT POINT ENERGY CORP.	14

15.OTHER INCOME

	Three months ended September 30		Nine months ended September 30
($ millions)	2021	2020	2021	2020
Long-term investments	4.0	(0.8)	10.1	(5.1)
Gain (loss) on capital dispositions	1.9	(0.4)	58.4	307.9
Government subsidy for decommissioning expenditures	4.7	—	19.4	—
Sublease income	1.3	1.3	4.0	4.2
Other	(3.1)	(0.1)	(3.0)	(0.1)
Other income	8.8	—	88.9	306.9
16.INTEREST EXPENSE

	Three months ended September 30		Nine months ended September 30
($ millions)	2021	2020	2021	2020
Interest expense on long-term debt	23.2	24.9	71.1	73.2
Unrealized (gain) loss on interest derivative contracts	(3.7)	5.4	(1.3)	3.0
Interest expense	19.5	30.3	69.8	76.2
17.FOREIGN EXCHANGE GAIN (LOSS)

	Three months ended September 30		Nine months ended September 30
($ millions)	2021	2020	2021	2020
Realized gain (loss) on CCS - principal	27.8	(11.7)	3.9	51.7
Translation of US dollar long-term debt	(53.7)	49.4	20.0	(75.8)
Unrealized gain (loss) on CCS - principal and foreign exchange swaps	13.3	(41.5)	(31.3)	30.6
Other	3.0	(0.7)	1.0	0.5
Foreign exchange gain (loss)	(9.6)	(4.5)	(6.4)	7.0
18.SHARE-BASED COMPENSATION
The following table reconciles the number of restricted shares, Employee Share Value Plan ("ESVP") awards, Performance Share Units ("PSUs") and Deferred Share Units ("DSUs") for the nine months ended September 30, 2021:

	Restricted Shares	ESVP	PSUs (1)	DSUs
Balance, beginning of period	4,704,129	10,449,383	3,789,689	1,278,263
Granted	1,204,522	2,535,342	2,053,574	172,323
Redeemed	(1,907,847)	(3,417,496)	(85,626)	—
Forfeited	(288,410)	(1,094,669)	(232,349)	—
Balance, end of period	3,712,394	8,472,560	5,525,288	1,450,586
(1)Based on underlying units before any effect of performance multipliers.

CRESCENT POINT ENERGY CORP.	15

The following tables provide summary information regarding stock options outstanding as at September 30, 2021:

	Stock Options (number of units)	Weighted average exercise price ($)
Balance, beginning of period	5,940,871	3.92
Granted	534,264	5.23
Exercised	(163,939)	2.17
Forfeited	(256,058)	3.65
Expired	(89,138)	10.06
Balance, end of period	5,966,000	4.00

Range of exercise prices ($)	Number of stock options outstanding	Weighted average remaining term for options outstanding (years)	Weighted average exercise price per share for options outstanding ($)	Number of stock options exercisable	Weighted average exercise price per share for options exercisable ($)
1.09 - 1.65	3,069,542	5.50	1.09	562,474	1.09
1.66 - 4.52	946,701	4.47	3.93	354,306	3.95
4.53 - 9.86	655,288	6.08	5.77	54,371	8.92
9.87 - 10.06	1,294,469	3.27	10.06	776,683	10.06
	5,966,000	4.92	4.00	1,747,834	5.90
The volume weighted average trading price of the Company's common shares was $4.78 per share during the nine months ended September 30, 2021.
The Company estimates the fair value of stock options on the date of the grant using a Black-Scholes option pricing model. The following weighted average assumptions were used to estimate the fair value of the stock options at their grant date:

	Nine months ended September 30
	2021	2020
Grant date share price ($)	5.23	1.10
Exercise price ($)	5.23	1.10
Expected annual dividends ($)	0.01	0.01
Expected volatility (%)	59.45%	51.93%
Risk-free interest rate (%)	0.94%	0.59%
Expected life of stock option (years)	4.9	4.9
Fair value per stock option ($)	2.58	0.45
19.FINANCIAL INSTRUMENTS AND DERIVATIVES
The Company's financial assets and liabilities are comprised of cash, accounts receivable, long-term investments, derivative assets and liabilities, accounts payable and accrued liabilities, dividends payable and long-term debt.
a) Carrying amount and fair value of financial instruments
The fair value of cash, accounts receivable, accounts payable and accrued liabilities and dividends payable approximate their carrying amount due to the short-term nature of those instruments. The fair value of the amounts drawn on bank credit facilities is equal to its carrying amount as the facilities bear interest at floating rates and credit spreads that are indicative of market rates. These financial instruments are classified as financial assets and liabilities at amortized cost and are reported at amortized cost.
Crescent Point's derivative assets and liabilities and long-term investments are transacted in active markets, classified as financial assets and liabilities at fair value through profit or loss and fair valued at each period with the resulting gain or loss recorded in net income.
At September 30, 2021, the senior guaranteed notes had a carrying value of $1.65 billion and a fair value of $1.63 billion (December 31, 2020 - $1.87 billion and $1.85 billion, respectively).
Derivative assets and liabilities
Derivative assets and liabilities arise from the use of derivative contracts. Crescent Point's derivative assets and liabilities are classified as Level 2 with values based on inputs including quoted forward prices for commodities, time value and volatility factors. Accordingly, the Company's derivative financial instruments are classified as fair value through profit or loss and are reported at fair value with changes in fair value recorded in net income.

CRESCENT POINT ENERGY CORP.	16

The following table summarizes the fair value as at September 30, 2021 and the change in fair value for the nine months ended September 30, 2021:

($ millions)	Commodity (1)	Interest (2)	Foreign exchange (3)	Equity	Total
Derivative assets (liabilities), beginning of period	(26.3)	7.3	205.0	11.0	197.0
Unrealized change in fair value	(213.9)	(5.8)	(24.2)	15.4	(228.5)
Derivative assets (liabilities), end of period	(240.2)	1.5	180.8	26.4	(31.5)

Derivative assets, end of period	—	2.2	185.7	26.4	214.3
Derivative liabilities, end of period	(240.2)	(0.7)	(4.9)	—	(245.8)
(1)Includes crude oil, crude oil differentials, propane and natural gas contracts.
(2)Includes interest payments on CCS and interest derivative contracts.
(3)Includes principal portion of CCS and foreign exchange contracts.
b) Risks associated with financial assets and liabilities
The Company is exposed to financial risks from its financial assets and liabilities. The financial risks include market risk relating to commodity prices, interest rates, foreign exchange rates and equity price as well as credit and liquidity risk.
Commodity price risk
The Company is exposed to commodity price risk on crude oil and condensate, NGLs and natural gas revenues as well as power on electricity consumption. To manage a portion of this risk, the Company has entered into various derivative agreements.
The following table summarizes the unrealized gains (losses) on the Company's commodity financial derivative contracts and the resulting impact on income before tax due to fluctuations in commodity prices or differentials, with all other variables held constant:

($ millions)	September 30, 2021		September 30, 2020
	Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
Commodity price
Crude oil and condensate	(143.7)	138.8	(39.5)	38.8
Natural gas	(2.5)	2.5	(2.5)	2.5
Propane	(0.7)	0.7	—	—
Differential
Crude oil	1.3	(1.3)	—	—
Interest rate risk
The Company is exposed to interest rate risk on bank credit facilities to the extent of changes in market interest rates. Based on the Company's floating rate debt position net of interest rate swaps, as at September 30, 2021, a 1 percent increase or decrease in the interest rate on floating rate debt would amount to an impact on income before tax of $0.7 million and $2.0 million for the three and nine months ended September 30, 2021, respectively (three and nine months ended September 30, 2020 - $0.4 million and $1.3 million, respectively).
The following table summarizes the unrealized gains (losses) on the Company's interest derivative contracts and the resulting impact on income before tax due to the respective changes in the applicable forward interest rates, with all other variables held constant:

($ millions)	September 30, 2021		September 30, 2020
Forward interest rates	Increase 50 basis points	Decrease 50 basis points	Increase 50 basis points	Decrease 50 basis points
Interest rate swaps	3.3	(3.3)	4.8	(4.8)
Foreign exchange risk
The Company is exposed to foreign exchange risk in relation to its US dollar denominated long-term debt, investment in U.S. subsidiaries and in relation to its crude oil sales. Crescent Point enters into various CCS and foreign exchange swaps to hedge its foreign exchange exposure on its US dollar denominated long-term debt. To partially mitigate the foreign exchange risk relating to crude oil sales, the Company has fixed crude oil contracts to settle in Cdn$ WTI.

CRESCENT POINT ENERGY CORP.	17

The following table summarizes the resulting unrealized gains (losses) impacting income before tax due to the respective changes in the period end and applicable foreign exchange rates, with all other variables held constant:

($ millions)	Exchange Rate	September 30, 2021		September 30, 2020
Cdn$ relative to US$		Increase 10%	Decrease 10%	Increase 10%	Decrease 10%
US dollar long-term debt	Period End	194.6	(194.6)	211.3	(211.3)
Cross currency swaps	Forward	(202.1)	202.1	(227.9)	227.9
Foreign exchange swaps	Forward	(4.8)	4.8	(5.7)	5.7
Equity price risk
The Company is exposed to equity price risk on its own share price in relation to certain share-based compensation plans detailed in Note 18 - “Share-based Compensation”. The Company has entered into total return swaps to mitigate its exposure to fluctuations in its share price by fixing the future settlement cost on a portion of the cash settled plan.
The following table summarizes the unrealized gains (losses) on the Company's equity derivative contracts and the resulting impact on income before tax due to the respective changes in the applicable share price, with all other variables held constant:

($ millions)	September 30, 2021		September 30, 2020
Share price	Increase 50%	Decrease 50%	Increase 50%	Decrease 50%
Total return swaps	23.7	(23.7)	7.2	(7.2)
Credit risk
The Company is exposed to credit risk in relation to its physical oil and gas sales, financial counterparty and joint venture receivables. A substantial portion of the Company's accounts receivable are with customers in the oil and gas industry and are subject to normal industry credit risks. To mitigate credit risk associated with its physical sales portfolio, Crescent Point obtains financial assurances such as parental guarantees, letters of credit, prepayments and third party credit insurance. Including these assurances, approximately 97 percent of the Company's oil and gas sales are with entities considered investment grade.
At September 30, 2021, approximately 4 percent (December 31, 2020 - 5 percent) of the Company's accounts receivable balance was outstanding for more than 90 days and the Company's average expected credit loss was 1.01 percent (December 31, 2020 - 0.90 percent) on a portion of the Company’s accounts receivable balance relating to joint venture receivables.
Liquidity risk
The Company manages its liquidity risk through managing its capital structure and continuously monitoring forecast cash flows and available credit under existing banking arrangements as well as other potential sources of capital.
At September 30, 2021, the Company had available unused borrowing capacity on bank credit facilities of approximately $2.46 billion, including $1.5 million outstanding letters of credit and cash of $22.0 million.
c) Derivative contracts
The following is a summary of the derivative contracts in place as at September 30, 2021:

Financial WTI Crude Oil Derivative Contracts – Canadian Dollar (1)
	Swap		Collar			Three-way Collar
Term	Volume (bbls/d)	Average Price ($/bbl)	Volumes (bbls/d)	Average Sold Call Price ($/bbl)	Average Bought Put Price ($/bbl)	Volume (bbls/d)	Average Sold Call Price ($/bbl)	Average Bought Put Price ($/bbl)	Average Sold Put Price ($/bbl)
2021 October - December	37,500	65.81	—	—	—	1,000	65.35	60.00	50.00
2022	15,712	78.38	12,750	85.20	72.46	10,000	88.15	77.24	66.40
(1)The volumes and prices reported are the weighted average volumes and prices for the period.

CRESCENT POINT ENERGY CORP.	18

Financial WTI Crude Oil Differential Derivative Contracts – Canadian Dollar (1)
Term	Volume (bbls/d)	Contract	Basis	Fixed Differential ($/bbl)
2021 October - December	6,000	Basis Swap	WCS (2)	(16.47)
2021 October - December	3,663	Basis Swap	MSW (3)	(5.35)
2022 January - March	2,000	Basis Swap	WCS (2)	(15.00)
2022 January - March	1,000	Basis Swap	MSW (3)	(4.75)
(1)The volumes and prices reported are the weighted average volumes and prices for the period.
(2)WCS refers to Western Canadian Select crude oil differential.
(3)MSW refers to Mixed Sweet Blend crude oil differential.

Financial Conway Propane Derivative Contracts – Canadian Dollar (1)
Term	Contract	Volume (gals/d)	Average Price ($/gal)
2021 October - December	Basis Swap	21,000	1.32
2022 January - March	Basis Swap	21,000	1.32
(1)The volumes and prices reported are the weighted average volumes and prices for the period.

Financial AECO Natural Gas Derivative Contracts – Canadian Dollar (1)
	Swap		Collar
	Volume (GJ/d)	Average Price ($/GJ)	Volume (GJ/d)	Average Sold Call Price ($/GJ)	Average Bought Put Price ($/bbl)
Term
2021 October - December	28,424	2.77	5,304	5.61	4.00
2022 January - March	20,000	2.94	8,000	5.61	4.00
(1)The volumes and prices reported are the weighted average volumes and prices for the period.

Financial Interest Rate Derivative Contracts – Canadian Dollar		Notional Principal ($ millions)	Fixed Rate (%)
Term	Contract
October 2021 - March 2023	Swap	50.0	0.92
October 2021 - August 2023	Swap	50.0	0.81
October 2021 - August 2023	Swap	50.0	0.95
October 2021 - September 2023	Swap	50.0	0.95
October 2021 - August 2024	Swap	100.0	0.87

Financial Cross Currency Derivative Contracts
Term	Contract	Receive Notional Principal (US$ millions)	Fixed Rate (US%)	Pay Notional Principal (Cdn$ millions)	Fixed Rate (Cdn%)
October 2021	Swap	185.0	2.15	234.1	2.27
October 2021 - November 2021	Swap	220.0	2.16	280.9	2.26
October 2021 - May 2022	Swap	170.0	4.00	166.9	5.03
October 2021 - April 2023	Swap	61.5	4.12	80.3	3.71
October 2021 - June 2023	Swap	270.0	3.78	274.7	4.32
October 2021 - June 2024	Swap	257.5	3.75	276.4	4.03
October 2021 - April 2025	Swap	82.0	4.30	107.0	3.98
October 2021 - April 2025	Swap	230.0	4.08	291.1	4.13
October 2021 - April 2027	Swap	20.0	4.18	25.3	4.25

Financial Foreign Exchange Forward Derivative Contracts
Settlement Date	Contract	Receive Notional Principal (US$ millions)	Pay Notional Principal (Cdn$ millions)
October 2021	Swap	8.0	10.1
May 2022	Swap	30.0	32.2

CRESCENT POINT ENERGY CORP.	19

Financial Equity Derivative Contracts		Notional Principal ($ millions)	Number of shares
Term	Contract
October 2021 - April 2022	Swap	9.1	3,717,846
October 2021 - April 2023	Swap	8.3	3,674,746
October 2021 - April 2024	Swap	3.6	717,846
20.COMMITMENTS
At September 30, 2021, the Company had contractual obligations and commitments as follows:

($ millions)	1 year	2 to 3 years	4 to 5 years	More than 5 years	Total
Operating (1)	4.4	10.7	13.2	25.1	53.4
Gas Processing	58.0	114.4	89.6	339.1	601.1
Transportation	37.7	65.7	54.2	22.6	180.2
Capital	24.5	—	—	—	24.5
Total contractual commitments (2)	124.6	190.8	157.0	386.8	859.2
(1) Includes operating costs on the Company's office space, net of $9.0 million recoveries from subleases.
(2) Excludes contracts accounted for under IFRS 16. See Note 9 - "Leases" for additional information.
21.SUPPLEMENTAL DISCLOSURES
Cash flow statement presentation

	Three months ended September 30		Nine months ended September 30
($ millions)	2021	2020	2021	2020
Operating activities
Changes in non-cash working capital:
Accounts receivable	2.7	(6.2)	(106.3)	100.4
Prepaids and deposits	0.7	(0.5)	(5.6)	(17.2)
Accounts payable and accrued liabilities	11.8	(8.5)	63.3	(103.3)
Other current liabilities	4.0	1.0	21.9	1.3
Other long-term liabilities	4.5	(0.6)	9.2	(4.0)
	23.7	(14.8)	(17.5)	(22.8)
Investing activities
Changes in non-cash working capital:
Accounts receivable	(1.3)	(0.3)	(0.4)	7.4
Accounts payable and accrued liabilities	62.9	16.2	41.2	(98.1)
	61.6	15.9	40.8	(90.7)
Financing activities
Changes in non-cash working capital:
Dividends payable	17.5	—	17.7	(4.0)

CRESCENT POINT ENERGY CORP.	20

Supplementary financing cash flow information
The Company's reconciliation of cash flow from financing activities is outlined in the table below:

($ millions)	Dividends payable	Long-term debt (1)	Lease liability (2)
December 31, 2020	1.3	2,259.6	156.5
Changes from cash flow from financing activities:
Increase in bank debt, net		188.3
Repayment of senior guaranteed notes		(217.6)
Realized gain on cross currency swap maturity		3.9
Cash dividends paid	(4.1)
Payments on principal portion of lease liability			(15.6)
Non-cash changes:
Cash dividends declared	21.8
Additions			3.6
Foreign exchange		(24.3)
September 30, 2021	19.0	2,209.9	144.5

December 31, 2019	5.3	2,905.1	181.2
Changes from cash flow from financing activities:
Decrease in bank debt, net		(341.8)
Repayment of senior guaranteed notes		(224.4)
Realized gain on cross currency swap maturity		51.7
Cash dividends paid	(12.0)
Payments on principal portion of lease liability			(24.8)
Non-cash changes:
Cash dividends declared	8.0
Additions			1.0
Foreign exchange		23.1	0.1
September 30, 2020	1.3	2,413.7	157.5
(1)Includes current portion of long-term debt.
(2)Includes current portion of lease liability.
22.GEOGRAPHICAL DISCLOSURE
The following table reconciles oil and gas sales by country:

	Three months ended September 30		Nine months ended September 30
($ millions) (1)	2021	2020	2021	2020
Canada
Crude oil and condensate sales	613.1	342.0	1,706.6	960.5
NGL sales	63.6	19.5	141.8	50.4
Natural gas sales	46.2	15.5	104.6	47.9
Total Canada	722.9	377.0	1,953.0	1,058.8
U.S.
Crude oil and condensate sales	86.3	54.1	293.6	167.8
NGL sales	12.0	4.1	41.3	11.2
Natural gas sales	5.5	1.8	18.2	6.6
Total U.S.	103.8	60.0	353.1	185.6
Total oil and gas sales	826.7	437.0	2,306.1	1,244.4
(1)Oil and gas sales are reported before realized derivatives.

CRESCENT POINT ENERGY CORP.	21

The following table reconciles non-current assets by country:

($ millions)	September 30, 2021	December 31, 2020
Canada	7,477.3	5,520.6
U.S.	1,326.8	846.6
Total	8,804.1	6,367.2

CRESCENT POINT ENERGY CORP.	22

Directors
Barbara Munroe, Chair (6)
Laura Cillis (1) (2)
James Craddock (2) (3) (5)
John Dielwart (3) (4)
Ted Goldthorpe (1) (5)
Mike Jackson (1) (5)
Jennifer Koury (2) (5)
Francois Langlois (1) (3) (4)
Myron Stadnyk (2) (3) (4)
Craig Bryksa (4)
(1) Member of the Audit Committee of the Board of Directors
(2) Member of the Human Resources and Compensation Committee of the Board of Directors
(3) Member of the Reserves Committee of the Board of Directors
(4) Member of the Environment, Safety and Sustainability Committee of the Board of Directors
(5) Member of the Corporate Governance and Nominating Committee
(6) Chair of the Board serves in an ex officio capacity on each Committee
Officers
Craig Bryksa
President and Chief Executive Officer
Ken Lamont
Chief Financial Officer
Ryan Gritzfeldt
Chief Operating Officer
Brad Borggard
Senior Vice President, Corporate Planning and Capital Markets
Mark Eade
Senior Vice President, General Counsel and Corporate Secretary
Garret Holt
Senior Vice President, Corporate Development
Head Office
Suite 2000, 585 - 8th Avenue S.W.
Calgary, Alberta T2P 1G1
Tel: (403) 693-0020
Fax: (403) 693-0070
Toll Free: (888) 693-0020
Banker
The Bank of Nova Scotia
Calgary, Alberta

Auditor
PricewaterhouseCoopers LLP
Calgary, Alberta
Legal Counsel
Norton Rose Fulbright Canada LLP
Calgary, Alberta
Evaluation Engineers
GLJ Ltd.
Calgary, Alberta
McDaniel & Associates Consultants Ltd.
Calgary, Alberta
Sproule Associates Ltd.
Calgary, Alberta
Registrar and Transfer Agent
Investors are encouraged to contact Crescent Point's Registrar and Transfer Agent for information regarding their security holdings:
Computershare Trust Company of Canada
600, 530 - 8th Avenue S.W.
Calgary, Alberta T2P 3S8
Tel: (403) 267-6800
Stock Exchanges
Toronto Stock Exchange - TSX
New York Stock Exchange - NYSE
Stock Symbol
CPG
Investor Contacts
Brad Borggard
Senior Vice President, Corporate Planning and Capital Markets
(403) 693-0020
Shant Madian
Vice President, Investor Relations and Corporate Communications
(403) 693-0020

CRESCENT POINT ENERGY CORP.	23